

Mail Stop 3720

December 17, 2009

Mr. Gary H. Ritondaro
Senior Vice President and Chief Financial Officer
LodgeNet Interactive Corporation
3900 West Innovation Street
Sioux Falls, South Dakota 57107

> **Re: LodgeNet Interactive Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 000-22334**

Dear Mr. Ritondaro:

We have completed our review of your filing and have no further comments at this time.

Sincerely

/s
Larry Spirgel
Assistant Director